THE LAW OFFICE OF CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

August 23, 2010

Ms. Maryse Mills-Apenteng
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Surna Inc.
Form S-1 Registration Statement
File No. 333-164578

Dear Ms. Mills-Apenteng:

In response to your letter of comments dated August 23, 2010, please be advised as follows:

Signatures

1.   The revision you requested has been provided.

Exhibit Index

2.   The legal opinion has been updated as you have requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Surna Inc.